AH 2/19/2002



TC 2/13/02

OMB APPROVAL
OMB Number: 3235-0123
Expires: October 31, 2001
Estimated average burden hours per response . . . 12.00

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-46433

02006016

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/00 (MM/DD/YY) AND ENDING 12/31/00 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
GBS Retirement Services, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One Executive Boulevard
(No. and Street)

Yonkers	New York	10701
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

John Caraher 630-285-3940
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name – *of individual, state last, first, middle name*)

233 South Wacker Drive	Chicago	IL	60606
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- X Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
FEB 2 2 2002
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*



SEC 1410 (7-00)

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays

OATH OR AFFIRMATION

I, David Hinderstein, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of GBS Retirement Services, Inc., as of December 31, 2000, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

DIANA F. BUTTS
NOTARY PUBLIC, FOR THE STATE OF OHIO
MY COMMISSION HAS NO EXPIRATION DATE

This report** contains (check all applicable boxes):

- X (a) Facing page.
- X (b) Statement of Financial Condition.
- X (c) Statement of Operations.
- X (d) Statement of Cash Flows.
- X (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims or Creditors.
- X (g) Computation of Net Capital.
- X (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (I) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A or Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- X (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- X (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Schedule of Segregation Requirements and Funds in Segregation for Customers Trading on U.S. Commodity Exchanges.
- ☐ (p) Statement of Secured Amount and Funds Held in Separate Accounts for Foreign Futures and Options Customers Pursuant to Commission Regulation 30.7.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Financial Statements and Supplemental Information

GBS Retirement Services, Inc.

Year ended December 31, 2000
with Report of Independent Auditors

0101-0141327

GBS Retirement Services, Inc.

Financial Statements
and Supplemental Information

Year ended December 31, 2000

Contents



Ernst & Young LLP
Sears Tower
233 South Wacker Drive
Chicago, Illinois 60606-6301

Phone: (312) 879-2000
www.ey.com

Report of Independent Auditors

The Board of Directors
Arthur J. Gallagher & Co.

We have audited the accompanying statement of financial condition of GBS Retirement Services, Inc. (the Company), a wholly owned subsidiary of Arthur J. Gallagher & Co., as of December 31, 2000, and the related statements of earnings, cash flows, and stockholder's equity for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of GBS Retirement Services, Inc. at December 31, 2000, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, and III is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Ernst + Young LLP

January 18, 2001

0101-0141327

GBS Retirement Services, Inc.

Statement of Financial Condition

December 31, 2000

Assets	
Cash and cash equivalents	$5,428,102
Accounts receivable	1,212,050
Amount due from Arthur J. Gallagher & Co.	434,901
Furniture, equipment, and leasehold improvements – At cost, less accumulated depreciation and amortization ($123,187)	88,132
Deferred income taxes	53,440
	$7,216,625
Liabilities and stockholder's equity	
Income taxes payable to Arthur J. Gallagher & Co.	$ 505,135
Other liabilities	120,000
	625,135
Commitments *(Note 3)*	
Stockholder's equity *(Note 4)*:	
Common Stock, $1 par value – Authorized, issued, and outstanding – 1,000 shares (owned by Arthur J. Gallagher & Co.)	1,000
Capital in excess of par value	9,100
Retained earnings	6,581,390
	6,591,490
	$7,216,625

See accompanying notes.

GBS Retirement Services, Inc.

Statement of Earnings

Year ended December 31, 2000

Revenues	
Commissions	$6,967,898
Investment income	190,800
	7,158,698
Expenses *(Notes 2 and 5)*	
Salaries and employee benefits	2,687,065
Other operating expenses	1,715,641
Allocated expenses from Arthur J. Gallagher & Co.	376,040
Total expenses	4,778,746
Earnings before income taxes	2,379,952
Provision for income taxes *(Note 6)*:	
Current	801,019
Deferred	195,932
	996,951
Net earnings	$1,383,001

See accompanying notes.

GBS Retirement Services, Inc.

Statement of Cash Flows

Year ended December 31, 2000

Cash flows from operating activities	
Net earnings	$1,383,001
Adjustments to reconcile net earnings to net cash provided by operating activities:	
Net change in amounts due to/from affiliates	96,614
Net change in other assets and liabilities	(1,466,467)
Depreciation and amortization	29,641
Increase in income taxes payable	146,019
Decrease in deferred income tax asset	195,932
Net cash provided by operating activities	384,740
Cash flows from investing activities	
Net additions of furniture, equipment, and leasehold improvements	(27,917)
Net cash used by investing activities	(27,917)
Net increase in cash and cash equivalents	356,823
Cash and cash equivalents at beginning of year	5,071,279
Cash and cash equivalents at end of year	$5,428,102

See accompanying notes.

GBS Retirement Services, Inc.

Statement of Stockholder's Equity

Year ended December 31, 2000

	Common Stock	Capital in Excess of Par Value	Retained Earnings	Total
Balance at January 1, 2000	$1,000	$9,100	$5,198,389	$5,208,489
Net earnings	–	–	1,383,001	1,383,001
Balance at December 31, 2000	$1,000	$9,100	$6,581,390	$6,591,490

See accompanying notes.

GBS Retirement Services, Inc.

Notes to Financial Statements

December 31, 2000

1. Summary of Significant Accounting Policies

Basis of Presentation

GBS Retirement Services, Inc. (the Company) was incorporated in 1993 and is a wholly owned subsidiary of Arthur J. Gallagher & Co. (Gallagher).

The Company is a broker-agent for certain variable annuity and other insurance-related products that are primarily sold to health care entities located in the New York City metropolitan area. The Company's 2000 commission revenues were received from approximately ten different insurance companies, of which approximately 84% was received from one insurance company. In addition, approximately 42% of these revenues were generated from insurance products sold to two customers.

Use of Estimates

The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Such estimates and assumptions could change in the future as more information becomes known that could impact the amounts reported and disclosed herein.

Cash and Cash Equivalents

The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents. At December 31, 2000, the Company had cash equivalents totaling $2,480,000 invested at one financial institution.

Revenue Recognition

Commissions on premiums, billed directly by insurance companies, are recognized as income when the commissions are received by the Company.

1. Summary of Significant Accounting Policies (continued)

Depreciation and Amortization

Furniture and equipment with a cost of $172,351 are depreciated using the straight-line method based on estimated useful lives. Leasehold improvements with a cost of $38,968 are amortized using the straight-line method over the remaining term of the lease and were fully depreciated in 2000.

Income Taxes

The Company is included in the a consolidated federal income tax return of Gallagher. The Company's income tax provision is the amount that it would have incurred on a separate company tax return basis. Deferred income taxes represent the net tax effects of temporary differences between amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.

Statement of Changes in Subordinated Liabilities

The financial statements do not include a statement of changes in liabilities subordinated to the claims of general creditors as required under Rule 17a-5 of the Securities Exchange Act of 1934 because no such liabilities existed at December 31, 2000, or during the year then ended.

2. Related Party Transactions

Cash has been invested by the Company with Gallagher during the year. Investment income represents an allocation of interest earned on the invested cash.

Certain expenses are allocated by Gallagher to the Company based on employee head count, salary, and revenue ratios. The allocated expenses are classified as other operating expenses and salaries and employee benefits on the Company's statement of earnings. Expenses allocated to the Company were as follows:

	2000
Allocated expenses from Arthur J. Gallagher & Co.	$ 376,040
Business insurance premiums	155,520
Accounting and management services	635,338
	$1,166,898
Employee group insurance and various payroll tax-related items	$ 436,000

2. Related Party Transactions (continued)

Employee group insurance and various payroll tax-related items include expenses related to retirement plans (see Note 5). Although the bases of allocation of the various expenses are considered reasonable, other allocation bases could produce different results.

Also, see Notes 5 and 6.

3. Commitments

The Company leases its office space and various equipment under noncancelable operating leases. Rent expense was $117,233 in 2000. Minimum aggregate rental commitments at December 31, 2000, under noncancelable operating leases that have initial terms of more than one year are as follows:

2001	**$131,815**
2002	**131,118**
2003	**101,446**
Total minimum lease payments	**$364,379**

4. Net Capital Requirements

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum amount of net capital as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2000, the Company had net capital (as defined under Rule 15c3-1) of $6,015,017 and a net capital requirement of $8,000. The Company's net capital ratio was .10 to 1. The net capital rules may effectively restrict the payment of cash dividends.

5. Retirement Plans

Substantially all of the Company's employees are covered by Gallagher's contributory savings and thrift plan. Annual contributions are determined at the discretion of Gallagher's Board of Directors and may not exceed the maximum amount deductible for federal income tax purposes.

5. Retirement Plans (continued)

Substantially all of the Company's employees who have attained a specified age and one year of employment are covered by Gallagher's domestic, noncontributory, defined-benefit pension plan. Benefits under this plan are based on years of service and salary history in the last ten years of employment.

Total employee benefit plan expense allocated to the Company, based on total salaries, amounted to $114,000 in 2000.

6. Income Taxes

Significant components of the provision for income taxes include the following:

	2000
Federal:	
Current	$595,042
Deferred	149,594
	744,636
State and local:	
Current	205,977
Deferred	46,338
	252,315
	$996,951

At December 31, 2000, the Company's net deferred income tax asset is comprised of differences between the financial reporting and tax basis of other liabilities.

During 2000, there was no valuation allowance or changes in the valuation allowance. The 2000 effective tax rate exceeds the statutory federal rate of 35% due principally to state and local income taxes as shown above, net of federal tax effect. The Company paid income taxes of $655,000 to Gallagher in 2000.

Supplemental Information

GBS Retirement Services, Inc.

Schedule I – Computation of Net Capital and Aggregate Indebtedness Under Rule 15c3-1

December 31, 2000

Aggregate indebtedness:	
Income taxes payable to Arthur J. Gallagher & Co.	$ 505,135
Other liabilities	120,000
Total aggregate indebtedness	$ 625,135
Net capital:	
Common Stock	$ 1,000
Capital in excess of par value	9,100
Retained earnings	6,581,390
	6,591,490
Less:	
Amount due from Arthur J. Gallagher & Co.	434,901
Furniture, equipment, and leasehold improvements, net	88,132
Deferred income taxes	53,440
	576,473
Net capital	$6,015,017
Capital requirements:	
Minimum net capital requirement	$ 8,000
Net capital in excess of requirement	6,007,017
Net capital as above	$6,015,017
Ratio of aggregate indebtedness to net capital	.10 to 1

GBS Retirement Services, Inc.

Schedule II – Reconciliation of Net Capital Pursuant to Rule 17a-5(d)(4)

December 31, 2000

A reconciliation of net capital pursuant to Rule 17a-5(d)(4) was not required because the net capital reported on the unaudited X-17a-5 agreed to the net capital reported in the accompanying report.

GBS Retirement Services, Inc.

Schedule III – Statement Relating to Certain Determinations Required Under Rule 15c3-3

December 31, 2000

The Company is exempt under paragraph (k)(1) of Rule 15c3-3 from the requirement to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers."

ERNST & YOUNG

Ernst & Young LLP
Sears Tower
233 South Wacker Drive
Chicago, Illinois 60606-6301

Phone: (312) 879-2000
www.ey.com

Report of Independent Auditors on Internal Control

The Board of Directors
Arthur J. Gallagher & Co.

In planning and performing our audit of the financial statements and supplemental schedules of GBS Retirement Services, Inc. (the Company) for the year ended December 31, 2000, we considered its internal control, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the Commission), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the criteria stated in Rule 17a-5(g), in making the periodic computation of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and in complying with the conditions of exemption from Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following: making quarterly securities examinations, counts, verifications, and comparisons; recordation of differences required by Rule 17a-13; and complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the criteria of the Commission referred to in the preceding paragraph. Two of the criteria of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional criteria of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to herein, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the Company's internal control, including procedures for safeguarding securities, that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the criteria referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations and that practices and procedures that do not accomplish such criteria in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2000, to meet the Commission's criteria.

This report is intended solely for the use of the Board of Directors, management, the Securities and Exchange Commission, National Association of Securities Dealers, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and is not intended to be and should not be used by anyone other than these specified parties.

Ernst + Young LLP

January 18, 2001